CONSULTING SERVICES AGREEMENT

Between

XTI Aircraft Company

and

David E. Brody

Effective October 1, 2015

CONSULTING SERVICES AGREEMENT

THIS CONSULTING SERVICES AGREEMENT (this “Agreement”) is made effective as of October 1, 2015 (the “Effective Date”), by and between XTI Aircraft Company (“XTI” or the “Company”) and David E. Brody, either individually or through a designated consulting entity (“Consultant”). XTI and Consultant may sometimes be referred to herein as the “Parties” and individually as a “Party”. The Parties agree as follows:

1.	SERVICES:

(a)                  General Services. Consultant shall provide executive consulting and advisory services to assist XTI, as follows: (i) Consultant shall serve as a member of the board of directors (the “Board”) for the Company, and at the discretion of the Board when appointed, in the capacity of Chairman of the Board; (ii) Consultant shall serve in any senior executive capacity appointed by the Board, including as President and Secretary, and shall perform any other senior executive function, as reasonably requested by XTI from time-to-time; and (iii) Consultant shall perform all other services as XTI reasonably requests or requires Consultant to perform from time-to-time during the Term of this Agreement and that Consultant agrees to perform (with (i), (ii) and (iii) of this Section collectively referred to herein as the “Services”).

(b)                  Independent Contractor. Consultant shall at all times during the Term hereof be an independent contractor, and as such be solely responsible for determining the exact means, method and manner in which the Services are to be performed, the Company being interested only in the results obtained and compliance with its standards, specifications, and schedule. Notwithstanding the independent nature of Consultant’s relationship with the Company, Consultant shall be considered an officer, agent, and representative of the Company and shall have authority to represent, act for, undertake any liabilities or commit to any contract on behalf of the Company as an agent or otherwise, as may be authorized by, or as undertaken in an appointed capacity as the chief executive of, the Company and directed by the Board. Nothing in this Agreement is intended to create a relationship, express or implied, of employer-employee between the Company and Consultant.

(c)                  No Benefits or Worker’s Comp. Consultant shall not be eligible for any of the Company’s employment rights or benefits, including but not limited to health insurance benefits, retirement plan benefits, vacation pay or sick pay. No workers’ compensation or unemployment compensation insurance has been or will be obtained by the Company for Consultant.

2.	COMPENSATION:

(a)                  Compensation During Initial Term and Extended Term. As sole consideration to Consultant for Services performed during the Initial Term (defined below) and the Extended Term (defined below), the Company will pay Consultant the total amount equal to $240,000 (the “Finance Payment”), which relates to Services from January 1, 2014 through September 30, 2015 and $10,000 a month for each month beginning with October 2015 through December 2015, regardless of the number of hours actually incurred in performance of the Services during that two-year period. The Company shall pay the Finance Payment to the Consultant on the thirtieth (30th) day after the Substantial Financing in a single lump sum cash payment. The Company shall not withhold or pay any payroll or employment taxes of any kind with respect to payments to Consultant. Consultant is solely responsible for paying all payroll and employment taxes including, but not limited to, FICA, FUTA, federal personal income tax, state personal income tax, state disability insurance tax, state unemployment insurance tax, and state worker’s compensation insurance tax. For purposes of this Agreement, “Substantial Financing” means the final closing date of one or more debt or equity investments from third parties (who are not affiliates of Consultant) having an aggregate minimum value of $20 million paid to Company. If this Agreement is properly terminated for any reason prior to the Substantial Financing, the Finance Payment will be forfeited.

(b)                  Compensation After the Extended Term. During the Extended Term, Company and Consultant agree to meet and discuss Consultant’s continued role with the Company with the understanding that Consultant possesses a unique set of skills, abilities and experiences which will benefit the Company. The Parties agree that Consultant’s compensation during any period following the Extended Term will reflect the amount of time, energy and responsibility the Consultant will devote, and the nature of his role as a consultant, director, executive, employee, or otherwise, as well as whether Consultant will devote part of his time performing services for compensation for any other entity. Such compensation following the Extended Term could include a salary or other cash consideration, benefits, bonuses, additional stock, stock options pursuant to a standard industry incentive stock option plan, or any combination of incentive compensation, all at the sole discretion of the Board; provided, however, that if the parties are unable to agree on appropriate compensation following the Extended Term the Company shall pay Consultant $10,000 a month for each remaining month of the Term beginning with the month following the expiration of the Extended Term, regardless of the number of hours actually incurred in performance of the Services during that two-year period. For purposes of this Agreement, (i) “Initial Term” means the period between the Effective Date until the closing of the First Financing; (ii) “Extended Term” means one six (6) month period immediately following the Initial Term; and (iii) “First Financing” means issuance and sale of one or more equity or debt securities to third parties (who are not affiliates of Consultant) having an aggregate minimum value of $10 million paid to Company.

(c)                  Expenses. During the Term, XTI shall reimburse the Consultant for his out-of-pocket expenses related to performing the Services, including but not limited to out of town travel expenses so long as such expenses are constitute business deductions from taxable income for the Company and are excludable from taxable income to the Consultant under the governing laws and regulations of the Internal Revenue Code. Requests for reimbursement (and related documentation) must be provided by Consultant to the Company within ninety (90) days after the incurrence of each such expense, and the Company shall reimburse each expense reimbursable hereunder within ten (10) business days following the submission of the requisite documentation for such expense. Expenses will only be reimbursed to the extent they are submitted timely for reimbursement.

(d)                  Stock Options. The Company plans to create a stock option plan after the closing of the First Financing (defined below). After the stock option plan is effective, the Company and Consultant shall use commercially reasonable efforts to negotiate the number and type of stock options that Company will grant to Consultant.

3.	TERM AND TERMINATION:

(a)                  Term.This Agreement is effective between the Parties as of the Effective Date, and shall continue for a period of eight years thereafter (the “Term”).

(b)                  Termination by the Company; by Mutual Agreement.In the event this Agreement is terminated by Company at any time during the Term only for Cause, by giving Consultant written notice For purposes of this Agreement, “Cause” shall be deemed to mean, in the reasonable judgment of the Company’s Board, (i) the Consultant commits fraud, misappropriation, theft or embezzlement against the Company, or (ii) the Consultant compromises trade secrets or other proprietary information of the Company in contravention of Section 4 of this Agreement that could reasonably be expected to result in material harm to the Company or its business, (iii) the Consultant’s conviction of a felony involving moral turpitude, (iv) the Consultant breaches any of the material terms of this Agreement and fails to cure such breach within 30 days after the receipt of written notice from the Company, (v) intentional and willful misconduct that may subject the Company to criminal or material civil liability, or (vi) breach of the Consultant’s fiduciary duty of loyalty as a member of the Board, including but not limited to the diversion or usurpation of corporate opportunities belonging to the Company. Company shall have no liability, special, consequential, or otherwise, to Consultant for Company’s termination for Cause under this Section 3(b).

(c)                  Termination by the Consultant This Agreement may be terminated by Consultant at any time upon thirty (30) days written notice to the Company.

4.	CONFIDENTIAL INFORMATION AND ASSIGNMENT OF INVENTIONS:

(a)                  Confidential Information. Consultant shall maintain the Confidential Information of the Company in strict confidence during the Term of this Agreement and after its termination, and shall exercise no less than reasonable care with respect to the handling and protection of such Confidential Information. Consultant shall use the Confidential Information of the Company only during the Term of this Agreement and as expressly permitted herein, and shall disclose such Confidential Information only to employees and representatives of Consultant as is reasonably required in connection with the exercise of the rights and obligations under this Agreement (and only subject to binding use and disclosure restrictions at least as protective as those set forth herein executed in writing by such employees and representatives).

(b)                  Definition. “Confidential Information” means all oral or written communication or data information disclosed by the Company, including, but not limited to any information relating to the Company’s business affairs, including trade secrets, inventions, samples, formulae, source and object code, concepts, ideas, know-how, processes, techniques, other works of authorship, technology, features, improvements, drawings, specifications, data, databases, discoveries, developments, designs, and enhancements, business information, business plans, marketing materials and plans, technical or financial information, research and development plans, budgets, financial information, proposals, sketches, models, samples, computer programs and documentation, price lists, costs, supplier information, employee lists, employment and consulting agreements, personnel policies, the substance of agreements with customers, suppliers, vendors and others, marketing arrangements, customer lists, commercial arrangements, and any similar information, whether or not marked “Confidential,” “Proprietary” or “Trade Secret,” including all Third Party Information. “Third Party Information” means confidential or proprietary information received from a third party and that is subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes.

(c)                  Exclusions. Confidential Information excludes information that: (i) is in or enters the public domain, through no fault of Consultant; or (ii) has been disclosed by the Company to a third party without restriction; or (iii) is known to the general public through publication or otherwise; or (iv) is already known to the Consultant at the time of its disclosure; or (v) is independently developed by Consultant without use of or reference to the Company’s Confidential Information.

Notwithstanding the foregoing exclusions, all information that relates to Work Product or Inventions (each as defined below) or that is developed in connection with Work Product or Inventions under this Agreement, regardless of whether such is identified as being confidential or proprietary or falls under one or more of the exceptions set forth above, shall be deemed to be the Confidential Information of the Company and shall be subject to the restrictions set forth in this Section 4.

(d)                  Non-Disclosure. Consultant acknowledges the confidential and proprietary nature of the Company’s Confidential Information and agrees, except as expressly authorized or permitted under this Agreement, (i) to hold the Company’s Confidential Information in confidence and to take all reasonable precautions to protect such Confidential Information (including, without limitation, all precautions the Consultant employs with respect to its own confidential materials), (ii) not to divulge any such Confidential Information to any third person, and (iii) not to make any use whatsoever of such Confidential Information, except as required in order to perform the Services.

(e)                  Work Product. The product of all work performed on behalf of the Company by Consultant pursuant to this Agreement in connection with the Services, whether or not pursuant to a written agreement (the “Work Product”) shall be owned by the Company. Consultant acknowledges that the copyright to all original works of authorship which are or have been made by it (solely or jointly with others) within the scope of Consultant’s Services, and which are classifiable as “works made for hire,” as defined by the United States Copyright Act (17 U.S. C., Section 101), shall be owned by the Company. At termination of this Agreement, Consultant shall deliver to the Company both the completed and any uncompleted portions of the Work Product, without exception. The Company, as owner of all Work Product, may change, alter, and revise the Work Product as necessary.

(f)                  Assignment of Inventions. Consultant agrees to assign to the Company all of Consultant’s right, title and interest in and to any and all Inventions trade secrets, Work Product, Confidential Information, whether or not eligible for or covered by patent, copyright or trade secret protection (all collectively hereinafter referred to as “Inventions”) that are made, conceived, reduced to practice or learned by Consultant during the Term. Inventions assigned to the Company are hereinafter referred to as “Company Inventions.”

(g)                  Non-Compete. During the Term, Consultant: (i) will have access to and knowledge of Confidential Information; and (ii) the Services rendered by Consultant to the Company are key services. To protect the Company’s Confidential Information and business, and because of the key technical work performed by Consultant for the Company, Consultant agrees that during the Term, and for a period of five years after the Term (regardless of whether or not the Consultant is working for the Company), the Consultant will not, anywhere in the world, directly or indirectly engage in, or have any ownership interest in, or participate in the financing, operation, management or control of, a “Restricted Business” (as defined below), as an employee, equity owner, consultant, proprietor, partner, or director. Ownership of less than one percent (1%) of the outstanding voting stock of a publicly traded corporation will not be a violation of this Section 4(g).

Consultant agrees and acknowledges that (i) the time and geographic limitations on the restrictions in this Section 4(g) are reasonable, (ii) this Section 4(g) is reasonably necessary for the protection of Company’s Confidential Information, (iii) through the performance of Services the Consultant shall receive adequate consideration for any loss of opportunity associated with the provisions herein, and that these provisions provide a reasonable way of protecting Company’s business value. If any restriction set forth in this Section 4(g) is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time, over too great a range of activities, or too great of a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities, and geographic area as to which it may be enforceable, and any such decision of invalidity or un enforceability in any jurisdiction shall not invalidate or render such provision unenforceable in any other jurisdiction.

As used in this Section 4(g), “Restricted Business” shall mean the development, design, manufacturing, marketing or sales of manned or unmanned fixed-wing vertical take-off and landing aircraft of any weight or size, using one or more ducted fans for vertical take-off and landing, anywhere in the world.

Consultant acknowledges that his experience and capabilities are such that Consultant's breach of the obligations under this Agreement, including but not limited to this Section 4, cannot be reasonably or adequately compensated in damages in an action at law. If Consultant breaches or threatens to breach any provisions of this Agreement, the Consultant agrees that the Company shall be entitled to an injunction, without bond or other security, enjoining and restraining Consultant, or its affiliates, associates, partners or agents, either directly or indirectly, from committing such breach. The Company’s right to an injunction shall be cumulative and not limit its right to any other remedies, including damages.

5.	INDEMNIFICATION:

(a)                  Indemnification by the Consultant. Consultant hereby indemnifies and agrees to hold the Company and its affiliates (including any and all officers, directors, employees and agents) harmless from and against any loss, claim, liability, cost, expense or other damages (including reasonable legal fees and expenses)(collectively “Losses”) which are caused by or arise out of Consultant’s fraud, gross negligence or willful misconduct.

(b)                  Indemnification by the Company. Subject to Section 6(g), the Company hereby agrees to indemnify Consultant from any and against any Losses which are caused by or arise out of Consultant’s performance of the Services to the Company pursuant to this Agreement; provided, however, Consultant shall not be entitled to indemnification for any Losses that are the result of (1) any breach by Consultant of this Agreement, or (2) acts or omissions of Consultant that would constitute fraud, gross negligence or willful misconduct.

6.	GENERAL PROVISIONS:

(a)                  Covenants. If the Consultant’s engagement hereunder expires or is terminated, this Agreement will continue in full force and effect as is necessary or appropriate to enforce the covenants and agreements of both Parties. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question or intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

(b)                  Binding Effect; Delegation of Duties Prohibited. The duties and covenants of the Consultant under this Agreement, being personal, may not be delegated.

(c)                  Entire Agreement; Amendments. This Agreement contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior consulting agreements and understandings, oral or written, between the Parties hereto with respect to the subject matter hereof, except for any Non-Disclosure Agreement executed between the Parties, which shall remain in effect in accordance with their terms. This Agreement may not be amended orally, but only by an agreement in writing signed by both Parties.

(d)                  Governing Law; Forum and Venue. This Agreement shall be construed according to the laws of the State of Colorado and any actions to enforce the terms of this Agreement shall be exclusively brought in either state or federal court in Denver, Colorado, and each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. The prevailing Party in any such action shall be entitled to recover its attorney’s fees and all costs of any such action.

(e)                  Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(f)                  Counterparts and Facsimile. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. Electronic signatures shall be considered an original signature.

(g)                  Section 409A Compliance. This section applies notwithstanding any other provision of this Agreement. This Agreement is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"), including the exceptions thereto, and shall be construed and administered in accordance with such intent. Payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Section 409A as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Consultant on account of non-compliance with Section 409A. To the extent required by Section 409A, each reimbursement or in-kind benefit provided under this Agreement shall be provided in accordance with the following: (i) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during each calendar year cannot affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (ii) any reimbursement of an eligible expense shall be paid to the Consultant on or before the last day of the calendar year following the calendar year in which the expense was incurred; and (iii) any right to reimbursements or in-kind benefits under this Agreement shall not be subject to liquidation or exchange for another benefit. Any tax gross-up payments provided under this Agreement shall be paid to the Consultant on or before December 31 of the calendar year in which the Consultant remits the related taxes. A distribution under this Agreement will be treated as made on the designated payment date if the payment is made (i) at such date or a later date within the same calendar year, or if later, by the 15th day of the third month following the date designated in the Agreement or (ii) at a date no earlier than 30 days before the designated payment date. In no event may the Consultant, directly or indirectly, designate the year of payment.

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the Effective Date.

XTI Aircraft Company

By: /s/ Andrew Woglom	/s/ David E. Brody
Andrew Woglom, CFO	David E. Brody, an individual